Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

SunCoke Energy, Inc.:

We consent to the use of our report dated February 15, 2019 with respect to the consolidated balance sheets of SunCoke Energy, Inc. as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, equity and cash flow for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2018 incorporated by reference herein and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

Chicago, Illinois

May 16, 2019